UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Vanguard Health Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

922036 207
(CUSIP Number)

October 1, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Charles N. Martin, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Persons: Charles N. Martin, Jr. 2013 Irrevocable Grantor Retained Annuity Trust U/A/D May 23, 2013
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Persons: 2012 Martin Children's Irrevocable Trust U/A/D November 7, 2012
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Persons: Martin Children's Irrevocable Trust U/A/D February 21, 2007
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): OO

1.	Name of Reporting Persons: Joseph D. Moore
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: Phillip W. Roe
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: Keith B. Pitts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: Alan G. Thomas
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: James H. Spalding
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: Reginald M. Ballantyne III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: Bruce F. Chafin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): IN

1.	Name of Reporting Persons: Thomas M. Ways
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a). Name of Issuer

Vanguard Health Systems, Inc. (the "Company")

(b). Address of Issuer's Principal Executive Offices:

20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215

Item 2(a).	Name of Person Filing

This statement is being filed by the Reporting Persons who were a party to the 2011 Stockholders' Agreement of Vanguard Health Systems, Inc., a Delaware corporation (the “Company”), dated as of June 21, 2011, as amended (the "Stockholders Agreement"), in connection with the completion on October 1, 2013 of the previously-announced merger (the “Merger”) of the Company with Orange Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Tenet Healthcare Corporation (“Parent”), pursuant to the terms of the Agreement and Plan of Merger, dated as of June 24, 2013 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company.

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

(i) Charles N. Martin, Jr.
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: United States

(ii) Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: Tennessee

(iii) Charles N. Martin, Jr. 2013 Irrevocable Grantor Retained Annuity Trust U/A/D May 23, 2013
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: Tennessee

(iv) 2012 Martin Children's Irrevocable Trust U/A/D November 7, 2012
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: Tennessee

(v) Martin Children's Irrevocable Trust U/A/D February 21, 2007
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: Tennessee

(vi) Joseph D. Moore
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: United States

	(vii)	Phillip W. Roe
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: United States

	(viii)	Keith B. Pitts
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: United States

	(ix)	Alan G. Thomas
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: United States

	(x)	James H. Spalding
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: United States

	(xi)	Reginald M. Ballantyne III
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: United States

	(xii)	Bruce F. Chafin
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: United States

	(xiii)	Thomas M. Ways
c/o Vanguard Health Systems, Inc.
20 Burton Hills Boulevard, Suite 100
Nashville, Tennessee 37215
Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Each Reporting Person is solely responsible for the information provided herein regarding such Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 ("Common Stock")

Item 2(e).	CUSIP Number:

922036 207

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

A. Charles N. Martin, Jr.

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

B. Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

C. Charles N. Martin, Jr. 2013 Irrevocable Grantor Retained Annuity Trust U/A/D May 23, 2013

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

D. 2012 Martin Children's Irrevocable Trust U/A/D November 7, 2012

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

E. Martin Children's Irrevocable Trust U/A/D February 21, 2007

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

F. Joseph D. Moore

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

G. Phillip W. Roe

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

H. Keith B. Pitts

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

I. Alan G. Thomas

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

J. James H. Spalding

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

K. Reginald M. Ballantyne III

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

L. Bruce F. Chafin

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

M. Thomas M. Ways

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of Shares as to which the Reporting Person has: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

The Stockholders Agreement, pursuant to which the Reporting Persons may have been deemed part of a "group," was terminated as a result of the Merger.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2013

CHARLES N. MARTIN, JR.

CHARLES N. MARTIN, JR. 2012
IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST U/A/D MAY 24, 2012

CHARLES N. MARTIN, JR. 2013
IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST U/A/D MAY 23, 2013

2012 MARTIN CHILDREN'S
IRREVOCABLE TRUST U/A/D NOVEMBER 7, 2012

MARTIN CHILDREN'S IRREVOCABLE
TRUST U/A/D FEBRUARY 21, 2007

JOSEPH D. MOORE

PHILLIP W. ROE

KEITH B. PITTS

ALAN G. THOMAS

JAMES H. SPALDING

REGINALD M. BALLANTYNE III

BRUCE F. CHAFIN

THOMAS M. WAYS

/s/ John J. Faldetta, Jr.
Name: John J. Faldetta, Jr.
Title: As ATTORNEY-IN-FACT on behalf of each of the above persons

EXHIBIT LIST

Exhibit 1
Joint Filing Agreement, dated as of February 14, 2013, by and among Charles N. Martin, Jr.; Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012; Charles N. Martin, Jr. 2011 Irrevocable Grantor Retained Annuity Trust U/A/D March 15, 2011; 2012 Martin Children's Irrevocable Trust U/A/D November 7, 2012; Martin Children's Irrevocable Trust U/A/D February 21, 2007; Joseph D. Moore; Phillip W. Roe; Keith B. Pitts; Alan G. Thomas; James H. Spalding; 2008 Kent H. Wallace Trust, U/A/D October 10, 2008; Reginald M. Ballantyne III; Bruce F. Chafin; and Thomas M. Ways (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 14, 2013).

Exhibit 2	Power of Attorney of Charles N. Martin, Jr. (incorporated by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).

Exhibit 3	Power of Attorney of Charles N. Martin, Jr. 2013 Irrevocable Grantor Retained Annuity Trust U/A/D May 23, 2013.

Exhibit 4
Power of Attorney of Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012 (incorporated by reference to Exhibit 4 to the Schedule 13G filed by the Reporting Persons on February 14, 2013).

Exhibit 5	Power of Attorney of Martin Children's Irrevocable Trust U/A/D February 21, 2007 (incorporated by reference to Exhibit 5 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).

Exhibit 6	Power of Attorney of 2012 Martin Children's Irrevocable Trust U/A/D November 7, 2012 (incorporated by reference to Exhibit 6 to the Schedule 13G filed by the Reporting Persons on February 14, 2013).

Exhibit 7	Power of Attorney of Joseph D. Moore (incorporated by reference to Exhibit 6 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).

Exhibit 8	Power of Attorney of Phillip W. Roe (incorporated by reference to Exhibit 8 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).

Exhibit 9	Power of Attorney of Keith B. Pitts (incorporated by reference to Exhibit 10 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).

Exhibit 10	Power of Attorney of Alan G. Thomas (incorporated by reference to Exhibit 11 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).

Exhibit 11	Power of Attorney of James H. Spalding (incorporated by reference to Exhibit 12 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).

Exhibit 12	Power of Attorney of Reginald M. Ballantyne III (incorporated by reference to Exhibit 13 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).

Exhibit 13	Power of Attorney of Bruce F. Chafin (incorporated by reference to Exhibit 14 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).

Exhibit 14	Power of Attorney of Thomas M. Ways (incorporated by reference to Exhibit 15 to the Schedule 13G filed by the Reporting Persons on February 14, 2012).